                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                                IEH CORPORATION
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                                (Name of Issuer)


                        Common Stock     $.50 par value
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                         (Title of Class of Securities)


                                  44949K-10-7
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                                 (CUSIP Number)


              Stanley R. Goldstein, Goldstein, Axelrod & DiGioia,
               369 Lexington Avenue, NY, NY  10017 (212) 599-3322
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 July 10, 1995
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 44949K-10-7                                         Page 2 of 6 pages


===============================================================================
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Michael Offerman (SS ####-##-####)

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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (A) / /
                                                                        (B) / /

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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS*
           00

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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                            / /

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S. Citizen
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                          7     SOLE VOTING POWER

       NUMBER OF                356,184
        SHARES      -----------------------------------------------------------
     BENEFICIALLY         8     SHARED VOTING POWER
       OWNED BY
         EACH                   43,600
       REPORTING    -----------------------------------------------------------
        PERSON            9     SOLE DISPOSITIVE POWER
         WITH
                                356,184
                    -----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                43,600
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    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           399,784
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    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          / /

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    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           17.3%
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    14     TYPE OF REPORTING PERSON*

           00
===============================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 44949K-10-7                                         Page 3 of 6 pages


1.       SECURITY & ISSUER

         This statement relates to the Common Stock $.50 Par Value (the "Common Stock") of IEH Corporation, a New York corporation having its principal executive office and principal facility at 140 58th Street, Brooklyn, New York 11220.


2.       IDENTITY & BACKGROUND

         (a)     Michael Offerman

         (b)     Residence Address:  2684 Wynsum Avenue, Merrick, New York.

         (c) Mr. Offerman's principal occupation is as President of IEH Corporation, 140 58th Street, Brooklyn, New York 11220.

         (d) Mr. Offerman has not during the last 5 years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (e)     Mr. Offerman is a citizen of the United States of America.


3.       SOURCE & AMOUNT OF FUNDS OR OTHER CONSIDERATION:

         On July 10, 1995, Michael Offerman received a gift of 233,089 shares of Common Stock from his mother, Sally Offerman. No consideration of any kind was paid by Mr. Offerman for the shares.


4.       PURPOSE OF TRANSACTION:

         The transaction of July 10, 1995 consisted of the transfer into Michael Offerman's name of 233,089 shares of the Common Stock. The shares will be held for investment purposes. Mr. Offerman has no current plans or proposals relating to, or which would result in:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

                                  SCHEDULE 13D

CUSIP No. 44949K-10-7                                         Page 4 of 6 pages



         (d) Any change in the present Board of Directors or management of the issuer, including any plans or proposals to change the number or term of directors to fill any existing vacancies on the Board;


         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure;

         (g) Changes in the issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from the National Securities Exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered National Securities Association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)94) of the Act; or

          (j)     Any action similar to any of those enumerated above.

         Notwithstanding the foregoing, Mr. Offerman is President and a Director of IEH Corporation and in that capacity may recommend to its Board of Directors at any time such actions as he then deems in the best interests of the Corporation.


5.       INTEREST IN SECURITIES OF THE ISSUER:

         (a) The aggregate number of shares of the issuer's Common Stock beneficially owned by Michael Offerman is 399,784 (approximately 17.3% of the 2,303,502 shares of Common Stock outstanding as reported by the issuer in its quarterly report on Form 10QSB for the fiscal quarter ended June 30, 1995).

         (b) Michael Offerman has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 356,184 shares of Common Stock. Additionally, Michael Offerman and his wife, Gail Offerman, jointly own 43,600 shares of Common Stock, and Michael Offerman has shared beneficial ownership and the power vote or dispose of such shares.

         (c)     See response to item 3 and item 4.

         (d)     None.

         (e)     Not applicable.

                                  SCHEDULE 13D

CUSIP No. 44949K-10-7                                         Page 5 of 6 pages




6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Michael Offerman on the one hand and any other person on the other hand with respect to any securities of the issuer. Michael Offerman is President and a Director of the Issuer.

7.       MATERIAL TO BE FILED AS EXHIBITS:

         Not applicable.

                                  SCHEDULE 13D

CUSIP No. 44949K-10-7                                         Page 6 of 6 pages


                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  Brooklyn, New York
        August 21, 1995


                                        /s/ Michael Offerman
                                        --------------------
                                        MICHAEL OFFERMAN